For Immediate Release

Sears Canada Obtains Creditor Protection Under CCAA; Will Continue Executing its Reinvention

Toronto, ON, June 22, 2017 - Further to its announcement earlier today, Sears Canada Inc. (“Sears Canada” or the “Company”) (TSX: SCC; NASDAQ: SRSC) and certain of its subsidiaries (the “Sears Canada Group”) have been granted an order (the “Initial Order”) from the Ontario Superior Court of Justice (Commercial List) (the “Court”) under the Companies’ Creditors Arrangement Act (the “CCAA”).

Among other things, the Initial Order provides for a stay of proceedings in favour of the Sears Canada Group for an initial period of 30-days, subject to extension thereafter as the Court deems appropriate, and the appointment of FTI Consulting Canada Inc. as Monitor in the CCAA proceedings. The Initial Order also authorizes the Sears Canada Group to obtain debtor-in-possession financing in the aggregate principal amount of C$450 million (the “DIP Financing”), with (i) the Company’s existing ABL lenders, with Wells Fargo Capital Finance Corporation acting as administrative agent, and (ii) the Company’s existing term loan lenders, with GACP Finance Co., LLC acting as administrative agent.

The DIP Financing is expected to provide the Sears Canada Group with sufficient liquidity to maintain business operations throughout the CCAA proceedings. The Sears Canada Group will work to complete its restructuring in a timely fashion and hopes to exit CCAA protection as soon as possible in 2017, better positioned to capitalize on the opportunities that exist in the Canadian retail marketplace.

The Company also announced the closing of 20 full-line locations, plus 15 “Sears Home” Stores, 10 “Sears Outlet” and 14 “Sears Hometown” locations as well as a corresponding planned reduction in its workforce of approximately 2,900 positions across its retail network and at its corporate head office in Toronto. A list of the stores that the Company anticipates closing is included with this announcement. The specific timing of the store closings has not yet been finalized. All other Sears Canada stores and the Sears e-commerce website, www.sears.ca, continue to be open for business.

The Initial Order does not apply to Sears Canada pension plan assets (i.e., the amounts that have previously been contributed into the pension plan), which assets are held separate from the assets of the Sears Canada Group. Accordingly, monthly pension payments to beneficiaries from that pension plan are not affected by the Initial Order and will continue in accordance with the terms of the plan.

In order to assist the Company with this process, it has retained BMO Capital Markets, as financial advisor, and Osler, Hoskin & Harcourt LLP, as legal advisor. The Board of Directors and the Special Committee of the Board of Directors of the Company has retained Bennett Jones LLP, as legal advisor.

Sears Canada Reinvention Continues

Sears Canada has been engaged in a reinvention of the Company over the last 18 months. Sears Canada rebuilt its front and back-end technology platform, redefined its brand positioning, revamped its product assortment, and rebooted its customer experience and service standards. These changes led to the Company reporting an increase in same-store sales in its two most recently completed quarters. However, the continued liquidity pressures facing the Company as well as legacy components of its business are preventing it from making further progress in its brand reinvention efforts and from restructuring its legacy assets and businesses, which is why it sought creditor protection under the CCAA.

Investor Matters

As a result of the CCAA filing, the TSX and NASDAQ have suspended trading in the common shares of the Company and the TSX has initiated an expedited delisting review. As previously announced, the Company received a letter of non-compliance in respect of certain continued listing criteria from NASDAQ on June 13, 2017 and remains under review for continued listing. There can be no certainty as to timing or likelihood that the common shares will recommence trading on the TSX, NASDAQ or any other exchange or market.

Mr. Shahir Guindi, a Director of the Corporation, has resigned his post due to time constraints in his schedule.

Additional Information

A copy of the CCAA Initial Order and other information will be available on the Monitor’s website at http://cfcanada.fticonsulting.com/searscanada. Information regarding the CCAA process may also be obtained by calling the Monitor’s hotline at 416-649-8113 or 1-855-649-8113 (toll free), or by email searscanada@fticonsulting.com

Stores to be Closed

Sears Full-Line	Hometown	Outlet	Sears Home
Medicine Hat, AB	Cold Lake, AB	Abbotsford Retail, BC	Calgary, AB
Grande Prairie, AB	St. Albert, AB	Winnipeg Garden City, MB	Edmonton Skyview, AB
Lloydminster, AB	Okotoks, AB	Halifax Outlet, NS	Ancaster, ON
Red Deer Relocation, AB	Spruce Grove, AB	Cornwall, ON	Woodbridge, ON
Kamloops Aberdeen Mall, BC	Ft. McMurray, AB	Chatham, ON	London, ON
Bathurst, NB	Leduc, AB	Cambridge, ON	Scarborough, ON
Saint John, NB	Sherwood Park, AB	Timmins, ON	Kingston, ON
Corner Brook, NL	Creston, BC	St. Eustache, QC	Ottawa East, ON
Truro Mall, NS	Sechelt, BC	Montreal Place Vertu, QC	Sudbury, ON
Dartmouth, NS	Grand Forks, BC	Sorel, QC	Windsor, ON
Brockville, ON	Orangeville, ON		Orillia, ON
Sault Ste. Marie, ON	Rimouski, QC		St. Bruno, QC
Hull, QC	Rouyn-Noranda, QC		Laval, QC
Chicoutimi, QC	Melville, SK		Quebec City, QC
St. Georges de Beauce, QC			Ste. Foy, QC
Alma, QC
Drummondville, QC
Regina, SK
Moose Jaw, SK
Prince Albert, SK

About Sears Canada

Sears Canada Inc. is an independent Canadian digital and store-based retailer and technology company whose head office is based in Toronto.  Sears Canada's unique brand format offers premium quality Sears Label products, designed and directly sourced by Sears Canada, and of-the-moment fashion and home décor from designer labels in The Cut @ Sears.  Sears Canada also has a top ranked appliance and mattress business in Canada.  Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers.   Information can be found at sears.ca/reinvention. Sears Canada operates as a separate entity from its U.S.- based co-founder, now known as Sears Holdings Corp. based in Illinois. Sears Canada’s shares trade on the TSX (SCC) and NASDAQ (SRSC).

Forward Looking Information

Certain matters set forth in this news release, including but not limited to statements with respect to the CCAA proceedings, the restructuring process, and the Sears Canada Group’s ability to meet its obligations are forward looking. These forward-looking statements reflect management’s current views and are based on certain assumptions, including assumptions as to future operating conditions and courses of action, restructuring alternatives, economic conditions, and other factors that management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the risk that the restructuring may be protracted as well as those risks and uncertainties identified under the heading “Risks and Uncertainties” in Sears Canada’s management’s discussion and analysis for the 52-week period ended January 28, 2017 and for the 13-week period ended April 29, 2017. available at www.sedar.com. These forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances.

For more information regarding the Sears Canada Restructuring

Enquiries for the Monitor may be directed to:

FTI Consulting:

Telephone:    416.649.8113
Toll Free:    1 855-649-8113
Email:        searscanada@fticonsulting.com
Web:        http://cfcanada.fticonsulting.com/searscanada.

Media contacts for restructuring:

Joel Shaffer
416-649-8006
jshaffer@longviewcomms.ca

Peter Block
416-649-8008
pblock@longviewcomms.ca